Mail Stop 4561

November 2, 2006

By U.S. Mail and facsimile to (312) 917-8049

Margaret E. Wilson
Senior Vice President Finance,
Principal Financial and Accounting Officer
Nuveen Investments, Inc.
333 West Wacker Drive
Chicago, Illinois 60606

   Re: Nuveen Investments, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2005
      File No. 001-11123

Dear Ms. Wilson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Amit Pande
       Assistant Chief Accountant